Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone: (713) 651-5151
February 14, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Building Products Corporation
Form 10
Filed on: January 11, 2008
File No. 001-33913

Quanex Corporation
Preliminary Proxy Statement on Schedule 14A — Amendment No. 1
Filed on January 30, 2008
File No. 001-05725
Ladies and Gentlemen:
     By letter dated February 8, 2008, Quanex Building Products Corporation (the “Company”) and Quanex Corporation received the Staff’s comments relating to the above listed filings (the “Comment Letter”). On behalf of the Company and Quanex Corporation and in response to the Comment Letter, we submit the following responses together with the attached Amendment No. 1 to Form 10 of the Company (the “Form 10”) marked to show changes from the prior Form 10 filing. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s and Quanex’s responses to those comments.
Information Statement
General
     1. Please include an “Interest of certain persons in or opposition to matters to be acted upon” in the forepart of the document if any executive officers or directors will receive any benefits or remuneration not received by other shareholders in connection with the spin-off. See Item 3 of Schedule 14C.
     Response: The Company has determined that no executive officers or directors of the Company will receive any benefits or remuneration not received by other stockholders
Austin  •  Beijing  •  Dallas  •  Denver  •  Dubai  •  Hong Kong  •  Houston  •  London  •  Los Angeles  •  Minneapolis
Munich  •  New York  •  Riyadh  •  San Antonio  •  St. Louis  •  Washington DC

Securities and Exchange Commission
February 14, 2008

of the Company in connection with the spin-off. The only additional items that such individuals are receiving in the transactions are their positions as officers and directors of the Company and any associated change in control and severance agreements, none of which are related to the spin-off process. Therefore, a separate “Interest of certain persons” section is not required.
     2. We note your statement that the shares of Quanex Building Products Corporation common stock have been authorized for listing and will trade under the symbol “ ” on the NYSE. Please confirm that the shares will in fact be authorized for listing before you mail the information to your shareholders, or revise the statement to indicate that you have applied for listing under the designated symbol.
     Response: The Company anticipates that the shares will be authorized for listing with the symbol “NX” before it mails the information statement to its stockholders.
     3. Please provide us with your analysis that determined the proposed transactions between Quanex Corporation and Quanex Building Products Corporation should be reflected as a reverse spin-off pursuant to EITF 02-11.
     Response: The Company has responded to this comment by separate letter from the Principal Accounting Officer of the Company.
     4. Please explain to us how and why you determined that audited financial statements of the separate legal spinee, Quanex Building Products Corporation, including related MD&A disclosures, are not required to be included in the Form 10.
     Response: The Company has responded to this comment by separate letter from the Principal Accounting Officer of the Company.
Summary, page 1
     Summary of the Transactions, page 3
     5. Please disclose why no shareholder vote is required for the spin-off. Further, explain to the shareholders that as disclosed in the proxy statement soliciting the shareholders’ vote in connection with the Quanex/Gerdau merger, the spin-off is a condition to such merger.
     Response: The spin-off is being effected as a dividend of assets to the holders of shares of Quanex Corporation in accordance with Section 170 of the Delaware General Corporation Law. Only approval from the board of directors of Quanex Corporation is needed for the dividend. Therefore, no stockholder vote is required for the spin-off. The Company has revised the Form 10 on page 4 to disclose that the spin-off is a condition to the Quanex/Gerdau merger.

Securities and Exchange Commission
February 14, 2008

     6. Please quantify the costs associated with the contemplated transactions to be borne by Quanex Building Products, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.
     Response: The responsibility for the costs associated with the contemplated transactions is dependent upon the nature of the costs. The Distribution Agreement stipulates that all costs incurred in preparation for the spin-off transaction are to be shared equally between Quanex Corporation and the Company. The Merger Agreement covers the costs associated with the merger transaction (estimated to be $15.4 million), stipulating that all such costs are to be borne by Quanex Corporation. Therefore, the Company is ultimately responsible for only 50% of the spin-off related costs (estimated to be $5.0 million in total).
     Prior to entering into the transaction agreements, management prepared estimates of the expected transaction costs. The spin-off costs contemplated were comprised of the investment banking fees based on the value of the Company on the date of distribution, legal fees, external audit fees, registration fees, printer fees and costs associated with establishing new contractual relationships with vendors covering a range of services from employee benefit administration to software licenses. In addition to the estimate of one-time transaction related fees, management also projected the working capital needs of the Company’s business. These projections led management to establish the initial funding of $20.9 million that is set forth in the capitalization table. Management believes that the $20.9 million initial cash balance will allow the Company to fund its share of transaction related costs and working capital needs without having to incur any debt for such purposes. Additionally, the Company disclosed in note 5 of the Unaudited Pro Forma Consolidated Balance Sheet (among other locations) estimates of transaction fees including the amount expected to be borne by the Company.
     7. Please consider adding to the Summary of the Transactions information relating to the management and operations of the company after the transactions, such as, but not limited to, the management of the company, termination or cancellation of the Distribution Agreement, departures of any significant employees.
     Response: The Company has added information to page 6 of the Form 10 regarding management of the Company following the spin-off and the status of the Distribution Agreement following the spin-off. The Company does not expect the departures of any significant employees in conjunction with the spin-off and, therefore, no disclosure regarding this has been added to the Form 10. However, as stated on page 60 of the Form 10, Mr. Jean, who is 65, has advised the board of directors that he intends to serve as Chief Executive Officer of the Company, and the board is actively engaged in identifying possible successors to Mr. Jean.
Risk Factors, page 10
     8. We note that some of the risk factors address similar areas of concern. For example, the fifteenth and the nineteenth risk factors discuss the importance of developing new

Securities and Exchange Commission
February 14, 2008

technology to remain competitive and the challenges associated therewith. Please revise to combine them or eliminate any redundancies.
     Response: The Company has deleted the risk factor entitled “Changes in regulatory requirements or new technologies may render our products obsolete or less competitive” and combined certain of the statements made in that risk factor with the risk factor entitled “Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance our existing products and services through product development initiatives and technological advances” on page 15 of the Form 10.
     9. Tell us what consideration you have given to including as risk factors (i) failure to obtain the credit line and its effect on your ability to operate as a stand-alone company; and (ii) restrictions that the credit line will impose on your ability to complete acquisitions which you identify as a key element to your strategy (see page 2).
     Response: The Company has revised the disclosure on page 4 of the Form 10 to indicate that it has received a commitment letter from its lenders for its new credit facility. Therefore, the Company does not believe that the failure to obtain a credit line is a material risk. The Company has added a new risk factor on page 15 of the Form 10 regarding risks associated with the restrictions to be contained in the new credit facility to be entered into by the Company.
     We cannot predict the prices at which our common stock may trade . . ., page 10
     10. You list “overall market fluctuations; and general economic conditions” as factors which may affect the price of your common stock. Since the purpose of this section is to list material current risks and their specific impact on you and your business, please remove generic risk factors which may impact any publicly traded company.
     Response: The Company has deleted the risk factor entitled “We cannot predict the prices at which our common stock may trade after the spin-off and the Quanex Building Products merger” from page 11 of the Form 10.
     We have no operating history as a separate company . . ., page 11
     11. Where possible, please provide quantitative information to enable investors assess the magnitude of the risk, including, but not limited to, (i) costs of operating as a stand-alone company; (ii) the amount of the tax liability exceeding the provisions made in connection with the contemplated transactions to the extent such amount would have a material impact on the business; (iii) costs relating to replacement of services in the event of termination of the Transition Services Agreement; and (iv) other specific costs of which you are aware that would cause your historical pro forma financial information not to be representative of the results you would have achieved as a separate publicly-traded company, or that may cause this information not to be indicative of future results.

Securities and Exchange Commission
February 14, 2008

     Response: The Company has revised the risk factor entitled “We have no operating history as a separate company and our historical and pro forma consolidated financial information is not necessarily representative of the results we would have achieved as a separate publicly-traded company and may not be a reliable indicator of our future results” on page 11 of the Form 10 to quantify, where possible, whether the risk could have a material impact on the financial condition of the Company.
Flaws in the design or manufacture of our products could cause future product liability . . ., page 15
     12. Please quantify the risk based on prior operating history. To the extent that this is not a current material risk, please remove.
     Response: The Company has deleted the risk factor entitled “Flaws in the design or manufacture of our products could cause future product liability or warranty claims for which we do not have adequate insurance or affect our reputation among customers” from page 15 of the Form 10.
     Our goodwill and indefinite-lived intangible assets may become impaired . . ., page 15
     13. Identify the risk at the beginning of your discussion and describe why it is currently material to your business. Simplify your disclosure by providing a more concise description of your current accounting treatment.
     Response: The Company has revised and simplified the disclosure in the risk factor entitled “Our goodwill and indefinite-lived intangible assets may become impaired and result in a charge to income” on page 15 of the Form 10.
     We may not be able to protect our intellectual property . . ., page 15
     14. You state that one of the risks your business faces is the invalidation, circumvention or challenges of your patents. We note that in your business discussion in page 54, you also state that your business does not generally rely on patent protection with the exception of vinyl extrusion and window sealant business units. Please quantify such risk to provide a more balanced disclosure.
     Response: The Company has revised the risk factor entitled “We may not be able to protect our intellectual property” on page 16 of the Form 10 to quantify the risk and has added additional disclosure on page 56 of the Form 10 to discuss more fully the vinyl extrusion and window sealant patents in its business.
     15. You make reference to “... the laws of some countries...” which do not provide the same level of protection to your proprietary rights. Please identify such countries where a material level of risk exists.
     Response: The Company has deleted the sentence “In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the

Securities and Exchange Commission
February 14, 2008

laws of the United States” from the risk factor “We may not be able to protect our intellectual property” on page 16 of the Form 10.
The Distribution, page 17
     Reasons for the Spin-Off, page 17
     16. Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led the Parent’s board to approve the separation of the building products business from the vehicular business, and recommend that the company be spun-off as a stand-alone public company. Discuss the extent to which the spin-off has been driven by the board’s desire to sell the Vehicular Products Group and the likelihood that such a transaction would also involve the Building Products Group. Further, please identify the outside advisors to Parent and the company. In addition, please address what consideration the Parent’s board gave to the allocation of assets, liabilities, rights and indemnifications between the Parent and the company in connection with the Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. We note that in the overview section of “Our Relationship with Quanex Corporation After the Distribution” discussion, page 83, such agreements were not negotiated at arms’ length and may not reflect terms that would be negotiated between independent parties.
     Response: The Company has added further disclosure under a new heading “Background of the Spin-Off” on page 17 of the Form 10 (in lieu of the prior section entitled “Reasons for the Spin-Off”) discussing (i) the background of the spin-off and its relationship to the disposition of Quanex Corporation’s Vehicular Products Group, (ii) the outside advisors of Quanex Corporation and (iii) consideration given to the various spin-off agreements.
     The Separation of the Building Products Group from Quanex Corporation, page 17
     17. To the extent applicable, please disclose if the asset transfer has resulted or is expected to result in the loss of any significant customers or contracts.
     Response: The Company has revised the disclosure under the heading “The Separation of the Building Products Group from Quanex Corporation” on page 18 of the Form 10 to state that the Company does not believe that the asset transfer has resulted or is expected to result in the loss of any significant customers or contracts.
     Manner of Effecting the Distribution, page 18
     18. In the second paragraph, please disclose that the spin-off is a condition to the closing of the Quanex/Gerdau merger.
     Response: The Company has added a sentence to the second paragraph under the heading “Manner of Effecting the Distribution” on page 19 of the Form 10 that the spin-off is a condition to the closing of the Quanex/Gerdau merger.

Securities and Exchange Commission
February 14, 2008

     Results of the Distribution, page 18
     19. In accordance with Item 201(b)(1) of Regulation S-K, please provide the approximate number of holders of common stock as of the distribution date.
     Response: The Company has revised the disclosure in the second sentence under the heading “Results of the Distribution” on page 19 of the Form 10 to provide the approximate number of holders of common stock as of the distribution date. The Company intends to update this number as needed prior to the mailing of the Form 10.
     Distribution Conditions and Termination, page 19
     20. In the last bullet point, please list the material approvals and consents necessary to consummate the distribution. See Item 14(b)-5 of Schedule 14A.
     Response: The Company believes that no material approvals or consents are necessary to consummate the distribution. Therefore, the Company has deleted the final bullet point under the heading “Distribution Conditions and Termination” on page 20 of the Form 10.
     Dividend Policy, page 20
     21. Please provide investors with additional quantified information to enable them to assess your ability to pay the proposed dividend after the spin-off.
     Response: The Company has provided additional disclosure under the heading “Dividend Policy” on page 21 of the Form 10 to enable investors to assess the Company’s ability to pay the proposed dividend after the spin-off.
Note (1) to Unaudited Pro Forma Consolidated Statements of Income, pages 23, 25 and 27
     22. We note the estimated loss that will be incurred due to the assumed cash settlement of the convertible debt. Please demonstrate to us how you determined that the conversion provision is not required to be bifurcated and accounted for in accordance with SFAS 133. In light of your current accounting for the conversion feature, it appears to us that the current disclosures in MD&A and the table of contractual obligations should be revised to adequately disclose and discuss the expected impact of and cash requirements necessary to satisfy the convertible debt.
     Response: With respect to the Company’s reasoning regarding the conversion provision, the Company references the Staff to Quanex Corporation’s response to the Staff’s Question #8 filed with the Commission on June 19, 2006 (File #1-5725). For your convenience a copy of the 2006 response follows.
     As noted by the Staff, the Company has contingent Convertible Senior Debentures (the “Debentures”) that may be convertible into shares of the Company’s common stock at a specified conversion rate. Subsequent to the original issuance of the Debentures, the

Securities and Exchange Commission
February 14, 2008

Company irrevocably elected to settle the principal amount of the Debentures in cash when they become convertible and are surrendered by the holders thereof. The Company retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. The form of settlement of any excess conversion obligation is at the option of the Company.
     When determining if the embedded conversion feature should be separated from the debt host contract, the Company considered the guidelines of paragraph 12 of SFAS 133. As the conversion option of the Debentures may be net settled, the condition of paragraph 12(c) of SFAS 133 is met. Therefore, the option meets the definition of a derivative on a stand-alone basis and the option must be considered under EITF 00-19 to determine whether it qualifies for the scope exception under paragraph 11(a) of SFAS 133. As discussed below and pursuant to the applicability of paragraph 11(a), the conversion feature of the Debenture has not been bifurcated from the debt host and accounted for separately as a derivative under SFAS 133 since the Debenture’s embedded conversion option (1) is indexed to Quanex’s own stock and (2) would be classified in stockholders’ equity if it were a freestanding derivative.
     First, the conversion option is considered indexed to the Company’s own stock within the meaning of paragraph 5 of EITF 01-6 “The Meaning of Indexed to a Company’s Own Stock” (“EITF 01-6”) because (1) the contingency provision is not based on an observable market (other than the market for the Company’s stock) or an observable index and (2) once the contingent event occurs, the option’s settlement is based solely on the Company’s stock.
     Second, the conversion option in the Debentures meets the conditions to be classified as equity if it were issued on a freestanding basis. To assess whether or not the conversion option would be classified as stockholders’ equity if it were freestanding, the Company considered the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” (“EITF 00-19”). The Debentures are considered not conventional debt (as defined by paragraph 4 of EITF 00-19) because to be conventional debt the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Although Quanex has irrevocably elected to satisfy the principal amount of the Debentures in cash, Quanex retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. Debt that is not conventional requires the consideration of paragraphs 12-32 of EITF 00-19 to determine the appropriate classification (i.e. debt or equity) for the conversion option. The conversion option in the Debentures meets the conditions in EITF 00-19 to be classified as equity as follows:
1. The contract permits the company to settle in unregistered shares (paragraphs 14 — 19)
The Debentures were initially issued in a private placement in conjunction with a registration rights agreement. Section 6.4 of the 2.5% Convertible Senior

Securities and Exchange Commission
February 14, 2008

Debentures Indenture dated as of May 5, 2004 (the “Indenture”) states that the Company shall endeavor promptly to comply with all federal and state securities laws and shall list or cause to have quoted such shares of common stock on the national securities exchange or such market on which the common stock is then listed or quoted. The associated registration rights agreement required the Company to file a shelf registration with the SEC with respect to the resale of the Debentures and shares of common stock issuable upon conversion of the Debentures and required the Company to use its reasonable and best efforts to cause the registration to become effective within 180 days after the issuance of the Debentures. If the Company failed to comply with certain requirements of the registration rights agreements associated with this registration, additional interest would be payable on the Debentures or, following conversion, additional amounts with respect to the shares of common stock issued upon conversion. The additional interest would accrue at the rate of 0.50% per year until such events had been cured. If the Company was unable to register the securities, the Company maintains the ability to deliver unregistered shares subject to the additional consideration stated in the registration rights agreement. The Company believes that the value of the unregistered share alternative would be economical as the amount of annual additional interest required does not preclude such alternative under paragraph 16 of EITF 00-19. Additionally, the registration statement was declared effective in October 2004 within the grace period specified in the registration rights agreement.
The spirit of this criterion is that the events or actions necessary to deliver registered shares are controlled by the Company. Accordingly, the task force reached a consensus in paragraph 18 of EITF 00-19 that if the Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock (i.e. outstanding stock options), the criterion would be met. Additionally, it is required that the Company evaluate whether a sufficient number of authorized and unissued shares exist at the classification assessment date to control settlement by delivering shares. As documented in the Company’s listing application with the New York Stock Exchange on April 30, 2004 and March 2, 2006 and considering outstanding stock options, the Company’s authorized but unissued shares less shares to be delivered under existing commitments exceeded the number of shares that could be required to be delivered under the Debenture conversion feature by over 29,000,000 shares and 6,500,000 shares, respectively. Accordingly, the Company had and has sufficient number of authorized and unissued shares to settle the conversion feature of the Debentures.
This criterion is met.

Securities and Exchange Commission
February 14, 2008

2. The contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20-24)
The Company retains its option to satisfy any excess conversion obligation (stock price on conversion date in excess of conversion price) with either shares, cash or a combination of shares and cash. The number of shares to be issued on conversion is determined by a specific conversion rate. As a result, for any stated conversion rate no matter what the stock price, the maximum number of shares that the Company would be required to issue to satisfy the excess obligation is limited to the principal amount of the debt divided by $1,000 times the conversion rate. For example, as reported in the Company’s Form 10-K for the year ended October 31, 2005, the conversion rate was 26.1113 shares of common stock per $1,000 principal amount of notes. Accordingly, the maximum number of shares issued to settle the excess premium obligation was 3,263,913 ($125,000,000 / $1,000 * 26.1113). If the closing stock price was $60.00 per share, the Company would have issued 1,180,579 shares to satisfy the excess obligation. In an extreme example, if the closing stock price was $1,000.00 per share, the Company would have issued 3,138,913 shares to satisfy the excess premium obligation. In no instance to satisfy the excess premium obligation would the accretion of the stock price result in issuance of more than the 3,263,913 shares.
It should be noted that the conversion rate is adjusted under certain circumstances. However, the events to adjust the conversion rate are under the control of the Company (see Section 6.5 of the Indenture). Examples of such events include paying dividends in excess of a stated amount, distributing shares of Common Stock to holders, issuing rights or warrants, and subdividing or combining its outstanding shares. The events for a rate adjustment are under the Company’s control and the impact of such events on the conversion rate can be determined by the Company prior to taking action. In addition, the adjustment to the conversion rate resulting from regular cash dividends is capped under Section 6.5(e).
Accordingly, the number of shares that could be required to be delivered upon settlement is determinable.
This criterion is met.
3. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (paragraphs 25)
Under Section 8.2 of the Indenture, the Company shall file all reports and other information and documents that are required to be filed with the SEC pursuant to Section 12 or 15(d) of the Exchange Act. Section 10.2 of the Indenture provides for acceleration in the event of default (which includes the covenant of SEC filings) but does not require any additional cash payments in the event of default. Furthermore, if the holder exercises the conversion option (as allowed by Section 10.7 of the Indenture), the Company retains the right to satisfy the excess premium obligation

Securities and Exchange Commission
February 14, 2008

100% in shares (other than fractional shares paid in cash). Accordingly, the contract does not require cash payments in the event that the Company does not make timely filings with the SEC.
This criterion is met.
4. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are not cash settled “top-off” or “make-whole” provisions). (paragraph 26)
The Indenture contains no such provisions.
This criterion is met.
5. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (paragraphs 27-28)
Under Section 6.9 of the Indenture, a reclassification, consolidation, merger or sale requires the holder of the contract to receive the same form of consideration as the Company’s holders of common stock. Accordingly, equity classification would not be precluded under paragraph 27 of EITF 00-19.
This criterion is met.
6. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (paragraphs 29-31)
Under Section 6.2 of the Indenture, each security shall be convertible into shares of the Company’s Common Stock as defined in Section 1.1 of the Indenture. As the holders would convert into the stock underlying the contract, the contract does not provide for the holder to have rights that rank higher than those of a shareholder of the stock underlying the contract.
This criterion is met.
7. There is no requirement in the contract to post collateral at any point or for any reason. (paragraph 32)
There is no requirement in the contract to post collateral at any point or for any reason.
This criterion is met.

Securities and Exchange Commission
February 14, 2008

     Therefore, the scope exception of paragraph 11(a) of SFAS 133 is satisfied as the conversion option of the Debentures (1) is indexed to Quanex’s own stock as prescribed by EITF 01-6 and (2) would be classified in stockholders’ equity if it were a freestanding derivative under the framework of EITF 00-19. Accordingly, the Company is not required to bifurcate the Debenture’s embedded conversion option under SFAS 133. In future filings, the Company will expand its Debenture disclosure explaining why the conversion option is not a derivative liability that must be fair valued under SFAS 133.
     As depicted on page F-24 of the Company’s Form 10, the Debenture disclosures were expanded to include such explanation. The Company maintains that the assessment allowing it to not bifurcate is the same based on the current facts and circumstances.
     Regarding the cash requirements for the convertible debentures, the contractual obligation table on page 45 of the Form 10 includes the $125.0 million Debenture principal and related interest. The long-term debt figures in the table do not include an estimate of any Debenture excess conversion obligation (stock price in excess of conversion price) as the Company retains its option to satisfy any excess conversion obligation with either shares, cash or a combination of shares and cash as disclosed on Page F-24 of the Form 10. The Company has revised footnote (1) of the Contractual Cash Obligation table on page 45 of the Form 10 to discuss the impact on cash requirements possibly necessary to satisfy the excess conversion obligation if the Company were to elect to settle such obligation in cash.
Note (2) to Unaudited Pro Forma Consolidated Statements of Income, pages 23, 25 and 27
     23. In regard to the adjustments to cost of sales, please reconcile the LIFO amounts to the related amounts disclosed in MD&A and to the related pro forma balance sheet adjustment. In regard to the adjustments to SG&A, please provide additional disclosures regarding the specific nature of the adjustments and explain why they are factually supportable.

Securities and Exchange Commission
February 14, 2008

     Response: The reconciliation of LIFO amounts is as follows:

				Balance Sheet
	Income Statement - Dr. / (Cr.)			Dr. / (Cr.)
	Fiscal 2005	Fiscal 2006	Fiscal 2007	10/31/2007
	(All amounts in thousands)
Pro Forma Vehicular Products	(1,692)	4,980	11,220	(43,669)

Pro Forma Building Products	1,565	8,118	(1,291)	(13,621)

Quanex Corporation (MD&A)	(127)	13,098	9,929	(57,290)
     Additional disclosures have been included in the footnotes to the Unaudited Pro Forma Consolidated Statements of Income on pages 24 through 29 of the Form 10 regarding the LIFO adjustments and specific nature of the SG&A adjustments. Furthermore, the terms of the transaction agreements were used to determine and support the SG&A adjustments. Through an account by account review and utilizing the facts of the transaction to dictate which assets and liabilities were being retained by Quanex Corporation versus retained by the Company, the related expenses were identified and eliminated. The eliminations are factually supportable as reliable, documented evidence supports the adjustments.
Note (1) to Unaudited Pro Forma Consolidated Balance Sheet, page 29
     24. In order to increase transparency, please separately present the impact of each estimated “true-up” contemplated by the various transaction agreements. Please also ensure that the impact of these transactions is separately presented in your sensitivity analysis.
     Response: The Company has revised the disclosure in the footnote 1 of the capitalization table on page 21 and 22 of the Form 10 and footnote 1 of the Unaudited Pro Forma Consolidated Balance Sheet on page 30 and 31 of the Form 10.
Business of Quanex Building Products Corporation, page 52
     Our Company, page 52
     25. You state that you are a technological leader in the production of, among others, aluminum flat-rolled products. Please provide the factual basis for making such assessment.

Securities and Exchange Commission
February 14, 2008

     Response: The Company has revised the disclosure under the heading “Our Company” on page 53 of the Form 10 to state that it believes that it is a technological leader.
     26. Please provide a brief description of the general development of the business during the past five years. See Item 101(a) of Regulation S-K. Further, please include a summary of any material acquisitions or dispositions which have had an impact on the business.
     Response: The Company has revised the disclosure on page 53 of the Form 10 to add a brief description of the general development of the business during the past five years, including any material acquisitions or dispositions.
     Our Business, page 52
     27. We note the presentation given by Mr. Raymond Jean at the Sidoti Emerging Growth Institutional Investor Forum on January 23, 2008, as filed by Quanex Corporation on Form 8-K dated January 22, 2008. On page 12 of the presentation you list a number of recent product launches such as Mikron’s composite window profiles, Homeshield’s Tru-Defense door component, etc. Please include in your business discussion a disclosure related to such recent product launches, if material, as required by Item 101(c)(1)(ii) of Regulation S-K.
     Response: The Company does not believe that the recent product launches mentioned in the Sidoti presentation are material to its business and, therefore, no additional disclosure is necessary.
     28. You state that you maintain minimal levels of finished goods inventories and that you typically manufacture products upon order to customer specifications. Please explain your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K. In particular, please explain how you finance large custom orders, including, but not limited, to whether you receive any down payments on such orders, and to the extent that these payments are not sufficient to fund the costs associated with these orders, whether you use working capital and bank borrowings to finance the cash requirements.
     Response: The Company has revised the disclosure in the first paragraph under the heading “Our Business” on page 53 of the Form 10 to discuss our industry practices related to working capital items.
     Raw Materials and Supplies, page 53
     29. Please describe the material terms of any material sole sourcing arrangements and file them as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.
     Response: The Company has revised the disclosure under the heading “Raw Materials and Supplies” on page 55 of the Form 10 to state that it believes that none of its sole sourcing arrangements are material to it. Therefore, no further exhibit filings are required in the Form 10.

Securities and Exchange Commission
February 14, 2008

     Competition, page 54
     30. Please disclose your competitive position in the market and indicate who your main competitors are, if one or a small number are dominant in your industry.
     Response: The Company has revised the disclosure in the second and third paragraphs under the heading “Competition” on page 55 of the Form 10 to disclose its main competitors.
     Environmental Matters, page 55
     31. We note your discussion in the seventeenth risk factor related to the safety of your workers and the hazards of your manufacturing processes. As such, please let us know what consideration you have given to a discussion regarding compliance with the rules and regulations relating to worker safety and the environment and the effect that such compliance has on your business.
     Response: The Company has revised the disclosure under the heading “Environmental Matters” on pages 56 and 57 of the Form 10 to disclose compliance with rules and regulations relating to worker safety and the environment.
     Legal Proceedings, page 57
     32. Please revise your disclosure to clarify if you are a party to any legal proceedings that could have a material adverse effect on your cash flows or results of operations.
     Response: The Company is not a party to any legal proceedings that could have a material adverse effect on its cash flows, results of operations or financial condition. Therefore, no additional disclosure has been added to the Form 10.
Management, page 58
     Executive Officers and Directors, page 58
     33. Please explain why Messrs. Thomas Brackmann, August J. Coppola and David Wemmer are not included in your discussion. We note that on page 17 of the Sidoti Emerging Growth Institutional Forum presentation, you list these individuals as part of your management team.
     Response: Messrs. Brackmann, Coppola and Wemmer, together with Mr. Mark Hermann, are the leaders of the four operating divisions that make up the Engineered Products and Aluminum Products segments of Quanex Building Products Corporation. None of these individuals fall within the definition of “executive officers” for purposes of disclosure under Item 402 of Regulation S-K, as none will have policy-making authority for the Company as a whole. Therefore, no disclosure regarding them has been provided in the Form 10.

Securities and Exchange Commission
February 14, 2008

     34. Please state the date when the directors, other than Mr. Jean, were elected on the board of directors.
     Response: The Company has added disclosure to page 60 of the Form 10 to clarify that all of the directors were elected to the board of directors of the Company as of December 12, 2007.
     Directors Compensation, page 61
     35. You state that the restricted stock units vest immediately upon issuance on October 31st, however, they remain restricted until the director ceases to serve in such role. Please clarify your disclosure to better explain the restricted nature of such stock units.
     Response: The Company has added disclosure to the fifth bullet point under the heading “Director Compensation” on page 63 of the Form 10 to clarify the disclosure about the restricted nature of the stock units.
     36. We note that some of your compensation plans are also designed to reward directors for services to the company (for example, we note your discussion regarding the Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 75). Please ensure that all director compensation information is disclosed in accordance with the terms of Item 402(k) of Regulation S-K.
     Response: The Company has added disclosure under the heading “Director Compensation” on page 63 of the Form 10 regarding additional director compensation information.
     Executive Compensation, page 62
     37. We note that you have not provided information as to compensation paid before the spin-off, and you are therefore treating the spin-off as the IPO of Quanex Building Products for purposes of the executive compensation disclosure. Please see our telephone interpretations regarding disclosure of executive compensation in a spin-off, including in particular paragraph 1.01 of Item 402 interpretations, and give us your analysis whether prior compensation should be disclosed.
     Response: The Company has revised the disclosure to provide historical compensation tables starting at page 75 of the Form 10.
     Compensation Philosophy, page 62
     38. Please identify your key business drivers. Please refrain from using generic or boilerplate language such as when you refer to “consistently high corporate performance.” See Instruction 3 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
February 14, 2008

     Response: The Company has revised the disclosure in the first paragraph under the heading “Executive Compensation — Compensation Philosophy” on page 64 of the Form 10 to identify its key business drivers and remove generic and boilerplate language.
     39. Your disclosure should clearly outline the objectives of your compensation programs, what the program is designed to reward and why you are paying each element of such program. See Items 402(b)(1)(i), (ii) and (iv) of Regulation S-K. So far you identify return on invested capital and retention of valuable employees as the only elements of your compensation program. Please provide a more comprehensive analysis of the substance of the compensation decisions.
     Response: The Company has revised the second, third and fourth paragraphs under the heading “Executive Compensation — Compensation Philosophy” on page 65 of the Form 10 to provide a more comprehensive analysis of the substance of the compensation decisions.
     40. Indicate whether you have, or anticipate adopting, any policies for allocating between long-term and currently paid-out compensation and any policies for allocating between cash and non-cash compensation. See Items 402(b)(2)(i) and (ii) of Regulation S-K.
     Response: The Company has added disclosure in a new final paragraph under the heading “Executive Compensation — Compensation Philosophy” on page 65 of the Form 10 to indicate any policies for allocating between long-term and currently paid-out compensation and any policies for allocating between cash and non-cash compensation.
     Competitive Position, page 63
     41. Please explain the nature and the extent of the compensation committee’s discretion in making compensation decisions which vary from the comparative market analysis.
     Response: The Company has added disclosure in a new final paragraph under the heading “Competitive Positioning” on page 67 of the Form 10 to explain the nature and extent of the compensation committee’s discretion.
     Program Overview, page 64
     42. You disclose that you will consider movement of salary in the market, as well as your financial results from the prior year before determining appropriate salary adjustments. Please disclose whether any consideration will be given to lowering salaries in the future, given that the executives will no longer work on the vehicular business.
     Response: The Company has added disclosure in a new final paragraph under the heading “Program Overview” on page 67 of the Form 10 to disclose whether consideration will be given to lower salaries in the future.

Securities and Exchange Commission
February 14, 2008

     Long-Term Incentive Compensation, page 65
     43. Please revise your disclose to fully address the requirements of Item 402(b)(1)(v) of Regulation S-K, For example, please provide what percentage of the compensation package each element of compensation represents.
     Response: The Company has added disclosure in a new final paragraph under the heading “Long-Term Incentive Compensation” on page 68 of the Form 10 to address the requirements of Item 402(b)(1)(v) of Regulation S-K.
     Executive Benefits, page 66
     44. Please expand your discussion by identifying each element of the executive benefits provided to your executive officers, including perquisites and other personal benefits totaling $10,000 or more.
     Response: The Company has added disclosure in a new final paragraph under the heading “Executive Benefits” on page 70 of the Form 10 to identify each element of the executive benefits provided to its executive officers.
Employment Agreements and Potential Payment Upon Termination or Change in Control, page 68
     Severance Agreements, page 69
     Change in Control Agreements, page 69
     45. Identify the portion of stock options or awards that fully vest or accelerate vesting upon termination or a change in control event.
     Response: The Company has added disclosure on page 74 of the Form 10 to identify the portion of stock options or awards that fully vest or accelerate vesting upon termination or a change in control event.
Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 75
     2008 Omnibus Incentive Plan, page 75
     46. You state that the executive committee has the exclusive authority to select the participants to whom awards may be granted. Disclose whether the committee will adopt guidelines or policies that will help the compensation committee make such selection. If so, please list such guidelines or policies to the extent available. We make similar observations in your discussion regarding SAR awards and Restricted Stock (page 77).
     Response: The Company has revised the disclosure under the heading “Nonqualified Defined Benefit and Other Nonqualified Deferred Compensation Plans” on page 84 of the Form 10 to discuss more clearly the groups of individuals eligible for such

Securities and Exchange Commission
February 14, 2008

awards. The Company’s compensation committee has no other guidelines or policies to help it make such selection. The same holds true for SAR awards and awards of restricted stock.
     Deferred Compensation Plan, page 80
     47. Please provide information about the Management Incentive Plan. While you define such plan in the first paragraph of your discussion, information about this plan seems to be missing.
     Response: The Company has added disclosure about the Management Incentive Plan on page 88 of the Form 10.
Our Relationship with Quanex Corporation After the Distribution, page 83
Distribution Agreement, page 83
     Termination and Amendment of the Agreement, page 84
     48. We note that Section 8.12 of the Distribution Agreement states that it can be terminated at the discretion of the Parent. Please revise your disclosure accordingly.
     Response: The Company has revised the disclosure under the heading “Termination and Amendment of the Agreement” on page 92 of the Form 10 to mention the fact that the Distribution Agreement can be terminated at the discretion of Quanex Corporation.
Transition Services Agreement, page 85
     49. We note that you have not filed a finalized copy of the Transition Services Agreement since some of the information in the exhibits is blank. Please advise.
     Response: The Company is still in discussions with representatives of Gerdau (who will own Quanex Corporation following the Quanex/Gerdau merger) as to the specific services Gerdau and the Company will require following the Quanex/Gerdau merger. This determination will be made prior to the spin-off and the Company will either file an updated Transition Services Agreement in an amendment to the Form 10 or incorporate by reference to an updated filing of the Transition Services Agreement by Quanex Corporation.
     50. Identify the length of term the parties have agreed to provide transition services.
     Response: The transition services to be provided are already disclosed in the last sentence of the final paragraph under the heading “Transition Services Agreement” on page 93 of the Form 10.
     51. Disclose the payment terms and amounts as well as the services you are contractually obligated to perform for the benefit of the Parent.

Securities and Exchange Commission
February 14, 2008

     Response: The Company has revised the disclosure in the fourth paragraph under the heading “Transition Services Agreement” on page 93 of the Form 10 to disclose the payment terms for the services. The services to be provided are already disclosed in the second and third paragraphs under the heading “Transition Services Agreement” on page 93 of the Form 10. The Company is still in discussions with representatives of Gerdau (who will own Quanex Corporation following the Quanex/Gerdau merger) as to the specific services Gerdau and the Company will require following the Quanex/Gerdau merger and the costs of such services. This determination will be made prior to the spin-off and the Company will either file an updated Transition Services Agreement in an amendment to the Form 10 or incorporate by reference to an updated filing of the Transition Services Agreement by Quanex Corporation.
Employee Matters Agreement, page 87
     52. Include a disclosure regarding the terms of the non-compete clause in accordance with Section 3.4 of this agreement.
     Response: The Company has revised the disclosure under the heading “Employee Matters Agreement — Treatment of Employees and Plans in General” on page 95 of the Form 10 to include disclosure regarding the terms of the non-solicitation clause.
Change in Control Payments, page 88
Stock Option True-up Payments, page 88
     53. Please explain how the amounts of $2.8 million related to change in control payments and $40.6 million related to option cancellation payments were determined.
     Response: The $2.8 million of change in control payments and $40.6 million of option cancellation payments are based on management estimates of the payments that would likely be made upon the closing of the contemplated transactions. The change in control payments include estimates for the termination of the Quanex Director Plan, termination of Quanex restricted stock units, and accelerated annual and long term incentive payments to Quanex officers contemplated in the respective agreements. The option cancellation payments estimate was determined based on the amount of stock options outstanding at the time multiplied by an assumed settlement price less the respective exercise price of each option. The assumed settlement price was the $39.20 per share amount to be received as part of the merger consideration plus $16.80 estimated stock price for the Company on the distribution date.
Security Ownership of Certain Beneficial Owners and Management, page 89
     54. Please clarify whether the beneficial ownership table includes any securities required to be listed pursuant to Rule 13d-3(d) of the Exchange Act.
     Response: The Company has included additional disclosure in the second paragraph under the heading “Security Ownership of Certain Beneficial Owners and

Securities and Exchange Commission
February 14, 2008

Management” on page 97 of the Form 10 to clarify that the beneficial ownership table includes securities required to be listed pursuant to Rule 13d-3(d) of the Exchange Act.
Note 1. Organization and Significant Accounting Policies, page F-8
General
     55. We note from your disclosure on page 51 that you utilize derivative instruments to protect your cost of sales from the effects of changing prices of aluminum. Please revise your disclosure to include a discussion of your accounting policy for these instruments.
     Response: Firm price raw material purchase commitments and, to a lesser extent, forward contracts at the end of fiscal 2007 protect the Company’s cost of sales from the effects of changing prices of aluminum. The discussion on page 52 of the Form 10 discloses that the Company had 14 open LME forward contracts as of October 31, 2007 covering notional volumes of 2.8 million pounds with a fair value mark-to-market net loss of $49,000. There were no outstanding LME forward contracts as of October 31, 2006. Paragraph 8 of Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies” (“APB 22”) requires that a description of all significant accounting policies of the reporting entity should be included as an integral part of the financial statements. Paragraph 12 of APB 22 further states that disclosure is required of accounting principles that materially affect the determination of financial position, cash flows, or results of operations. The Company believes that the forward contracts entered into during the fourth quarter of 2007 and existing as of October 31, 2007 were not material to the financial statements and thus do not warrant a discussion in the Company’s accounting policies. For reference purposes, the Company’s Aluminum Sheet Building Products segment shipped approximately 310 million pounds in fiscal 2007. Accordingly, the open contracts at October 31, 2007 represented less than 1% of the segment’s shipments. The Company will provide such accounting policy disclosure in future filings if the activity is material to the financial statements.
Note 12. Industry Segment Information, page F-31
     56. We note that three of your operating divisions have been aggregated into the Engineered Building Products reportable segment. Given recent market declines, please provide us a comprehensive analysis of how you considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments can be aggregated.
Response: Companies may decide to aggregate operating segments into fewer operating segments if certain criteria are met, pursuant to paragraph 17 of SFAS 131.
Two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a. The nature of the products and services
b. The nature of the production processes

Securities and Exchange Commission
February 14, 2008

c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
Similar Economic Characteristics
The Financial Accounting Standards Board (“FASB”) indicates that an example of similar economic characteristics would be average long-term gross margins (SFAS 131, paragraph 17). Because gross margin is not a financial measure that is consistently reviewed by management, we believe that the use of change in net sales and operating income margin are better measures for determining Quanex Building Products similar economic characteristics. The two key figures included in all internal financial statements or summaries reviewed by our CODM are net sales and operating income. Additionally, net sales and operating income margin are disclosed and discussed in the normal course as part of the Company’s MD&A. These facts support the belief that net sales and operating income margin are more appropriate determinants than gross margin for Quanex Building Products.
We have aggregated Homeshield, Truseal and Mikron into the Engineered Building Products operating segment in accordance with paragraph 17 of SFAS 131. Following is the Company’s analysis of both historical and future measures that supports the similar economic characteristics assessment. Note that the historical amounts only include the periods that the respective division was owned by the Company. The basis for the future financials is the Company’s annual operating plan for the next fiscal year and the strategic plans for the following two fiscal years. Following is both graphical and tabular representations of the selected financial information that the Company believes is most relevant when evaluating similar economic characteristics.

Securities and Exchange Commission
February 14, 2008

	Actual								Plan	Strategic Plan
% Change	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13%	15%	22%	4%	2%	5%	4%	-6%	-5%	20%	13%
Truseal						15%	0%	-15%	3%	18%	10%
Mikron							13%	-17%	-2%	16%	11%

	Actual									Plan	Strategic Plan
Operating Income %	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13.8%	13.4%	14.4%	16.5%	16.3%	15.5%	12.2%	12.2%	10.4%	11.1%	13.2%	14.7%
Truseal						19.3%	17.4%	15.2%	14.4%	13.5%	15.2%	16.5%
Mikron							10.5%	7.5%	8.1%	9.1%	11.4%	14.7%

In evaluating whether these operating segments demonstrate similar economic characteristics, we have considered historical performance based on net sales and operating income margins and whether these segments have the same future prospects. The long-term trend of net sales and operating income margin % are similar across Homeshield, Truseal and Mikron. The Company believes that the future prospects for Homeshield, Truseal and Mikron are such that the trends will be nearly identical in the future.
The change in net sales for Homeshield in 2007 differed from that of Truseal and Mikron directly as a result of a single new customer that began purchasing from Homeshield during fiscal 2007. If not for the addition of the new customer, Homeshield’s change in net sales from fiscal 2006 to fiscal 2007 would have been very close to the year over year change experienced by Truseal and Homeshield. This similar trend is to be expected in light of the fact that the key market drivers, housing starts and repair and remodel expenditures, are exactly the same for each of the operating segments. Each operating division is impacted essentially the same as market factors change. For example, the mix of sales between new construction and repair and remodel is similar across Homeshield, Truseal and Mikron and thus as the new construction sector declines as it has recently, each of the three operating divisions is impacted consistently.

Securities and Exchange Commission
February 14, 2008

The historical operating income margins exhibit more variance than the future prospects primarily due to the length of time the businesses have been under the Company’s ownership. It is fully expected that over time as the more recent acquisitions (Truseal and Mikron) become further integrated into the Company’s operations that their economic characteristics will trend closer and closer together. This is predominantly due to the fact that while these operations are structured as separate businesses, they are all controlled by the same corporate executive management team.
The corporate executive management oversight of the Engineered Building Products operating divisions is consistent and uniform across each of the three divisions. This results in consistent objectives, strategies and incentives across the individual businesses. As market forces change, consistent responses in the form of strategies and plans are communicated to each of the business consistently and at the same time. Additionally, as acquisitions are integrated, sales efforts for select customers are coordinated across Homeshield, Truseal and Mikron. Efforts such as these are driven by corporate executive management in areas that are expected to benefit the Engineered Building Products segment. Responses to market conditions tend to be evaluated at the Engineered Building Products segment level and rolled out to the operating divisions.
It is also helpful to understand the history that from fiscal 2002 to fiscal 2007, the organizational structure was such that there was a Senior Vice President responsible for the Building Products portion of the company. As such, upon acquiring Truseal and Mikron they have been managed under the umbrella of the Engineered Building Products segment. The retirement of the Building Products Senior Vice President in fiscal 2007 did not change the fact that the operating divisions are managed on an Engineered Building Products level.
All of the factors set forth above explain why the change in net sales and operating income margins are expected to trend closer and closer together as the more recent acquisitions (Mikron and Truseal) become further integrated into the Company. Accordingly, management believes that the Homeshield, Truseal and Mikron exhibit similar economic characteristics in accordance with SFAS 131.
Nature of the Products and Services
The businesses within the Engineered Building Products segment produce similar building and construction products, primarily focused on the fenestration (door and window) segment of the building products industry. Changes in the market impact each of the Engineered Building Products operating divisions consistently because they are all driven by door and window production. Each business produces an engineered component that is used primarily in the assembly of doors and windows. The nature of the products produced by Homeshield, Truseal and Mikron are such that all three operations bundle engineering with the sale. That is to say that the products being sold have as much to do with each operations’ ability to work with the customer to develop new products as it does

Securities and Exchange Commission
February 14, 2008

being able to produce a industry-wide standard product. This focus on engineering is shared by each of the Engineered Building Products businesses.
Nature of the Production Process
The Engineered Building Products segment employs manufacturing processes to convert raw materials to engineered components. The production processes are focused on converting unprocessed raw materials such as PVC, aluminum sheet, wood and butyl into an engineered component that upon receipt by the customer is ready for assembly into a door or window. Each of the divisions’ leadership teams are expected to develop (or acquire) the product design and manufacturing engineering capabilities essential to introduce new and complimentary materials and components for nurturing growth. Each of the operating divisions within Engineered Building Products produces products on a just-in-time basis to customer specifications. Additionally, all of the operating divisions maintain relatively low inventory levels given their make-to-order production processes. The nature of the production processes of Homeshield, Truseal and Mikron are similar.
Type or Class of Customer
The type and class of customers within the Engineered Building Products segment are similar. The focus of each operation is on Original Equipment Manufacturers (OEMs) within the fenestration segment of the building products market. In several cases there is an overlap of customers such that these particular OEMs purchase engineered components from each of the operating divisions within the Engineered Building Products segment. The Engineered Building Products’ customers use the similar products discussed above to assemble doors and windows. Most of our customers compete with each other in the sale of doors and windows. The mix of sales between the new construction and repair and remodel customer segments is similar across Homeshield, Truseal and Mikron. As a result as the new construction sector declines as it has recently, each of the three operating divisions is impacted consistently. The type or class of customer is similar across Homeshield, Truseal and Mikron.
Methods Used to Distribute Products
The methods used to distribute products are similar. Direct sales forces sell complimentary products to similar customers. The direct sales forces of the businesses within Engineered Building Products collaborate with each other in an effort to build upon established relationships with the customer base. As plans are developed to potentially expand distribution, the other businesses within the Engineered Building Products segment are consulted in the event that sharing of resources makes sense for more than just one of the operating divisions.
Regulatory Environment
This criterion is not applicable.

Securities and Exchange Commission
February 14, 2008

Aggregation determined: When evaluating aggregation, the Company always looks to similar economic characteristics first before proceeding to the analysis of the other criteria. This is especially important in changing economic times similar to current market conditions. The performance of the Engineered Building Products operating divisions exhibit similar economic characteristics and are expected to trend even closer together over time based upon expected similar future prospects. The fact that the businesses share similar products, production processes, customers, distribution and corporate executive management coupled with the reliance on the same key market drivers greatly influences the similar economic characteristics. Based upon the analysis of the necessary criteria, we have determined that Homeshield, Truseal and Mikron may be aggregated into a single operating segment named Engineered Building Products. The Company will monitor future performance to confirm that the expected convergence of economic indicators continues.
Form 10
Exhibits
     57. In your amended filing, please include as exhibits copies of the severance agreements and change in control agreements with your named executive officers.
     Response: Copies of the severance agreements and change in control agreements with the Company’s named executive officers are attached as exhibits to the Form 10.
Quanex Corporation
Preliminary Proxy Statement on Schedule 14A — Amendment No. 1
General
     58. We note that this proxy statement is essentially seeking shareholder approval to dispose of a significant business. Please explain to us how and why you determined that unaudited financial statements of that business (Vehicular Products) and related pro forma financial statements are not required to be included in the Proxy Statement. Refer to Item 14(b)(1)(ii) of Regulation 14A.
     Response: Pursuant to Instruction 2(b)(i) of Item 14 of Schedule 14A, financial information in paragraphs (b)(8)-(11) of Item 14 (which includes historical and pro forma information) for the target need not be provided where, as in the case of Quanex Corporation, only security holders of the target company (Quanex) are voting. In addition, the Company believes that the historical and pro forma financial information provided in the Form 10 that is now included as part of the proxy statement provides sufficient disclosure for holders of Quanex Corporation common stock to make an informed voting decision on the merger.

Securities and Exchange Commission
February 14, 2008

     59. To the extent applicable, please comply with our comments related to the Form 10.
     Response: The amended Form 10, as included with this letter, will be attached as Annex D to the proxy statement. Other than that, the Company does not have any other substantive changes to make to the proxy statement in response to this comment letter. The Company anticipates filing an amended preliminary proxy statement with the amended Form 10 attached as Annex D on Friday February 15, 2008.
* - * - * - * - * - *
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)